Mail Stop 4561

August 28, 2008

Mr. Reza Zarif
Director and Chief Executive Officer
Probe Manufacturing, Inc.
25242 Arctic Ocean Drive
Lake Forest, California 92630

>   Re: Probe Manufacturing, Inc.
>   Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007
>   Filed March 28, 2008 and August 22, 2008
>   File No. 333-125678

Dear Mr. Zarif:

         We have reviewed your response letter dated August 22, 2008 in connection with
the above-referenced filings and have the following comments. If indicated, we think
you should revise your document in response to these comments. If you disagree, we
will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In our comments,
we may ask you to provide us with supplemental information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments. Unless otherwise noted, where prior comments are referred to they refer to
our letter dated August 12, 2008.

Form 10-KA2 for the Fiscal Year Ended December 31, 2007

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 49

1.   Your response to prior comment number 2 addresses why you believe that your
         internal controls over financial reporting were effective. However, in prior
         comment number 2 we asked you to consider whether management's failure to
         provide its report on internal control over financial reporting under Item 308(T) of
         Regulation S-B impacts it's conclusion regarding the effectiveness of your
         disclosure controls and procedures as of the end of the fiscal year. We note that
         the definition of disclosure controls and procedures provided in Rule 13a-15(e) of
         the 1934 Exchange Act indicates that effective controls and procedures would
         ensure that information required to be disclosed by the issuer is recorded,

processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its 1934 Exchange Act Reporting. In light of these facts, we do not believe you could conclude that your disclosure controls and procedures were effective as of the end of the fiscal year. Please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year. You should also assess the impact of these deficiencies on any registration statement updating obligations under Section 10(a)(3) of the 1933 Securities Act.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief